LAYALI, LLC

COMPILATION FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018 & 2017

Exhibit E

TABLE OF CONTENTS

Exhibit E

Thomas F. Stephens, CPA, PC

Certified Public Accountants
855 Sunset Drive, Suite #2
Athens, Georgia 30606-2262
T (706) 353-0772
F (706) 353-3026
E tuck@tfscpa.com
www.tfscpa.com

ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Layali, LLC
700 Mitchell Bridge Road
Athens, GA 30606

We have compiled the accompanying balance sheet of Layali, LLC (an S Corporation) as of December 31, 2018 & 2017 and the related statements of income and cash flow for the years then ended. We have also compiled the statement of equity as of December 31, 2018. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Thomas F. Stephens, CPA, PC Thomas F Stephens CPA PC

August 26, 2019

Exhibit E


Layali, LLC
Balance Sheet
As of December 31, 2017 & 2018


	Dec 31, 18	Dec 31, 17
ASSETS		
Current Assets		
Cash	13,489.99	-
Other Current Assets		
Inventory	-	4,966.92
Total Other Current Assets	-	4,966.92
Total Current Assets	13,489.99	4,966.92
TOTAL ASSETS	**13,489.99**	**4,966.92**
LIABILITIES & EQUITY		
Equity		
Common Stock	4,380.00	4,380.00
Retained Earnings	586.92	-
Net Income	8,523.07	586.92
Total Equity	13,489.99	4,966.92
TOTAL LIABILITIES & EQUITY	**13,489.99**	**4,966.92**

Exhibit E

Layali, LLC
Income Statement
January through December 2017 & 2018

	Jan - Dec 18	Jan - Dec 17
Ordinary Income/Expense		
Income	109,412.83	15,482.79
Cost of Goods Sold	91,912.16	12,468.86
Gross Profit	17,500.67	3,013.93
Expense		
General Expenses	4,236.68	1,630.21
Marketing & Sales Expenses	4,740.92	796.80
Total Expense	8,977.60	2,427.01
Net Ordinary Income	8,523.07	586.92
Net Income	**8,523.07**	**586.92**

Exhibit E


Layali, LLC
Statement of Cash Flows
January through December 2017 & 2018


	Jan - Dec 18	Jan - Dec 17
OPERATING ACTIVITIES		
Net Income	8,523.07	586.92
Inventory	4,966.92	(4,966.92)
Net cash provided by Operating Activities	13,489.99	(4,380.00)
FINANCING ACTIVITIES		
Common Stock	0.00	4,380.00
Net cash provided by Financing Activities	0.00	4,380.00
Net cash increase for period	13,489.99	0.00
Cash at end of period	13,489.99	0.00

Exhibit E

Layali, LLC
Statement of Equity
As of December 31, 2018

	Retained Earnings	Net Income	Common Stock
BALANCE AS OF JANUARY 1, 2018	586.92	-	4,380.00
Net Income	8,523.07	8,523.07	-
BALANCE AS OF DECEMBER 31, 2018	9,109.99	8,523.07	4,380.00

Layali, LLC
Notes to the Financial Statements
As of December 31, 2017 & 2018

NOTE 1 - NATURE OF OPERATIONS

Layali, LLC (which may be referred to as the "Company," "we," "us," or "our") is a service that imports food products.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As December 31, 2018, the Company had minimal working capital and will likely incur losses prior to generating positive working capital. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding, capital contributions from the sole member, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is headquartered in Athens, Georgia. The Company did not begin operations until 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the

Layali, LLC
Notes to the Financial Statements
As of December 31, 2017 & 2018

specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the Company had no equipment and no impairments.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as an S Corporation. All income and losses flow through and are taxed on the income tax return of the sole member.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Layali, LLC
Notes to the Financial Statements
As of December 31, 2017 & 2018

Marketing Expenses

The Company expenses marketing costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

Exhibit E

Layali, LLC
Notes to the Financial Statements
As of December 31, 2017 & 2018

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as an S Corporation. All income and expenses flow through and are taxed on the personal return of the sole member. The Company does not owe any income taxes.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its sole member.

NOTE 5 – EQUITY

During the period from January 1, 2017 through December 31, 2018, the sole member invested $4,380 in the company.

NOTE 6 - SUBSEQUENT EVENTS

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.